FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 12, 2011

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The announcement of impact from the earthquake in Japan occurred on March 11, 2011” dated March 12, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: March 12, 2011	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
March 12, 2011
English Language Summary

Subject:	The announcement of impact from the earthquake in Japan occurredon March 11, 2011

Regulation:	Published pursuant to Article 2-49 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2011/03/12

Contents:

1.	Dateof occurrence of the event:2011/03/12

2.	Companyname: AU Optronics Corp.("AUO" or the "Company")

3.	Relationshipto the Company (please enter "head office" or "affiliate company"): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence: The earthquake in Japan occurred on March 11, 2011

6.	Countermeasures:

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) has established Crisis Cabinet in its headquarters (Hsinchu, Taiwan) as well as Tokyo in Japan. M.Setek Co., Ltd, the Company’s Japan subsidiary, has its polysilicon manufacturing site located in Soma, Fukushima Prefecture. According to latest understanding for the time being, all employees and facilities remain safe and no major damage incurred by the earthquake and tsunami is reported. As to when the facilities resume operations will depend on the recovery status of the local infrastructure.

7.	Any other matters that need to be specified:

In Q4-2010, M.Setek’s revenue accounted for 0.3% of AUO’s consolidated revenue.